

March 5, 2014

Via E-mail
Deng Rong Zhou, Chief Executive Officer
Xiangtian (USA) Air Power Co., Ltd.
c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People's Republic of China

> **Re:** **Xiangtian (USA) Air Power Co., Ltd.**
> **Form 10-K for the fiscal year ended July 31, 2013**
> **Filed October 29, 2013**
> **Form 10-Q for the quarterly period ended October 31, 2013**
> **Filed December 16, 2013**
> **File No. 0-54520**

Dear Mr. Zhou:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2013

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that Kenne Ruan, CPA, P.C., your independent registered public accounting firm, relied on the report of other auditors for the cumulative period from September 2, 2008 (inception) through the end of July 31, 2012 for the statements of operations, stockholders' deficit, and cash flows. In addition, you do not provide an audit report for the balance sheet as of July 31, 2012, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. In this regard, please amend your Form 10-K to include the report of the other accountant as required by Rule 2-05 of Regulation S-X.

2.  If you are neither able to provide the other auditors' report in accordance with Rule 2-05 of Regulation S-X, nor able to obtain a reaudit of the balance sheet at July 31, 2012 and of the cumulative period from September 2, 2008 (inception) through the end of July 31, 2012 for the statements of operations, stockholders' deficit, and cash flows, you must request a waiver from the Securities and Exchange Commission's Office of the Chief Accountant of Corporation Finance. If a waiver is obtained, the auditor's report should then exclude any reference to the cumulative data and the columnar headings in the audited financial statements of Period from September 2, 2008 (Inception) to July 31, 2013 should be labeled as unaudited. Please revise or advise, as appropriate.

Form 10-Q for the quarterly period ended October 31, 2013

Consolidated Balance Sheet, page 1

3.  Refer to the Stockholders' Deficit section. Please revise the Common Stock amount at October 31, 2013 to be $258,000, rather than $258,000,000.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief